FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated Jan 12, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Jan 12, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 659 - 2º andar 05093-901 - São Paulo - SP – Brasil Tel. 55 11 3649-3130 Fax 55 11 3649-1785 www.sadia.com.br

NOTICE TO THE MARKET

SADIA ADR RATIO CHANGE

Sadia S.A. is hereby notifying the market that on January 21, 2005, The Bank of New York, in its capacity as the depositary of Sadia’s ADR’s, will be changing the ratio of shares per ADR from the current thirty (30) preferred shares per one (1) ADR, to ten (10) preferred shares per one (1) ADR.

To make this change, The Bank of New York will be distributing two (2) additional ADR’s for each outstanding ADR, at no cost to holders. The trading of ADR’s subject to this new ratio (1:10) will begin on January 24, 2005.

-	Holders of ADR’s will not be required to take any action as a result of this change;

-
This is merely a technical change and will not affect the trading of Sadia’s preferred shares on the São Paulo Stock Exchange (Bovespa), aiming only to improve the liquidity of Sadia’s ADR’s on the NYSE.

Below follow more details on the process:

NYSE Ticker Symbol: SDA CUSIP: 786326108 ADR Record Date: January 20, 2005 ADR Payable Date: January 21, 2005 2 additional ADR’s per each outstanding ADR Former ratio: 1:30 New ratio: 1:10

For further information, please call: Sadia S.A.: (55 11) 3649-3130 The Bank of New York: 1-610-382 7836 or 1-888-269 2377

São Paulo, January 11, 2005

Luiz Gonzaga Murat Junior Chief Financial Officer Sadia S.A.